Exhibit 99.6

TuanChe Announces Pricing of $1.1 Million Registered Direct Offering and Concurrent Private Placement

BEIJING, Oct. 24, 2024 (GLOBE NEWSWIRE) --  TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it has entered into a definitive agreement with a single institutional investor for the purchase and sale of 761,719 of the Company’s American Depositary Shares (“ADSs”) (or pre-funded warrants to purchase ADSs (“ADS Equivalents”) in lieu thereof). In a concurrent private placement, the Company agreed to issue and sell unregistered warrants to purchase up to an aggregate of 761,719 ADSs. The combined effective offering price for each ADS (or ADS Equivalent) and accompanying warrant is $1.449 per ADS. The private placement warrants will be immediately exercisable, will expire five years from the date of issuance and will have an exercise price of $1.449 per share. The transaction is expected to close on or about October 28, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the exclusive Placement Agent.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-264942) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on September 8, 2022. The offering of ADSs (or ADS Equivalents) will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the ADSs issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the ADSs and ADS Equivalents offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
+86 (10) 6508-0677
Email: tuanche@tpg-ir.com